Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au


05008867

8 June 2005

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
7/6/05	Norwood EyeCare Signs Agreement with Leading Ophthalmology Company
2/6/05	Expands European Distributor Base
30/5/05	Notice of Meeting
27/5/05	Norwood Rationalises Operational Structure
17/5/05	Australian Patent Granted for Norwood Immunology

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd


RECEIVED

NORWOOD eyeCARE

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD EYECARE SIGNS AGREEMENT WITH LEADING OPHTHALMOLOGY COMPANY FOR DISTRIBUTION OF EPI-LASIK IN AUSTRALIA AND NEW ZEALAND

Key Points:

- **Norwood EyeCare appoints Bausch & Lomb (Australia) Pty. Ltd. to market Epi-LASIK in Australia and New Zealand**
- **Norwood EyeCare believes Bausch & Lomb (Australia) Pty. Ltd. is a key strategic fit for the Epi-LASIK product portfolio in Australia and New Zealand**
- **Norwood EyeCare has received first orders from Bausch & Lomb (Australia) Pty. Ltd.**

Norwood Abbey Limited (ASX:NAL) subsidiary, **Norwood EyeCare** and **Bausch & Lomb (Australia) Pty. Ltd.** advise that they have signed an agreement for the distribution of Norwood EyeCare's Epi-LASIK system (with EpiEdge™ disposable separator) in Australia and New Zealand.

Under the agreement, Bausch & Lomb (Australia) Pty. Ltd. will be the exclusive distributor of Norwood EyeCare's Epi-LASIK system throughout Australia and New Zealand. Financial terms of the arrangement have not been disclosed. Bausch & Lomb (Australia) Pty Ltd is a leading player in ophthalmology within Australia and New Zealand and is refractive market leader in those markets.

Mr. Craig Stamp, Managing Director of Bausch & Lomb (Australia & New Zealand) said that "Norwood's Epi-LASIK system is a good fit to our existing portfolio of refractive products in Australia and New Zealand and we are pleased to be distributing this product."

Epi-LASIK is the next generation in laser vision correction (LVC). It combines the benefits of current LVC procedures and reduces their disadvantages – particularly the need to cut the eye.

Epi-LASIK received approval by the Australian Therapeutic Goods Administration (TGA) on April 6 2005 - allowing the product to be marketed in Australia.

Richard Walmsley, CEO of the Norwood Devices group said "The Company is now at the forefront of LVC in Australia and across the World, and it is fitting that we have one of the leading ophthalmology companies worldwide marketing our technology in the region.

"The market potential for Epi-LASIK is significant. In Australia alone, there are close to 30 laser refractive centres, with an expected 30,000 patient procedures being undertaken in 2005.

"We are extremely pleased to have Bausch & Lomb (Australia) Pty Ltd as our partner for this region of the world. Partnering with such a high quality company is an integral component of our strategy to launch the Epi-LASIK product into all markets quickly. Since acquiring the Epi-LASIK technology, we have had significant interest from a number of Australian clinicians and several have placed orders.

"With the recent TGA approval and now with a great partner, we can fill these orders", stated Mr. Walmsley.

About Norwood Abbey

Norwood Abbey is a publicly listed (ASX: NAL) medical technology company, based in Melbourne.

Norwood Abbey has exclusively licensed the world-wide rights from the inventor of the Epi-LASIK technology, Professor Ioannis Pallikaris, M.D., Ph.D., President of the University of Crete, Greece. Professor Pallikaris acts as a consultant to Norwood Abbey as a foundation member of its Clinical Advisory Board.

Norwood Abbey also owns the global licence and associated approvals for key components of the Norwood EyeCare Epi-LASIK System and EpiEdge™.

The next generation approach, Epi-LASIK treatment, uses Norwood EyeCare Epi-LASIK system and EpiEdge™ disposable separator, removing the need to cut the eye and hence eliminating associated complications. This unique instrument gently separates a thin layer of living cells, called the epithelium, on the outside of the eye, along a natural cleavage plane. The clinician then moves the epithelial sheet to one side, the laser corrects the vision and the epithelial sheet is then moved back into place with minimal surgical manipulation.

For further information on Norwood EyeCare visit www.norwoodeyecare.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD eyeCARE



NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD EYECARE EXPANDS EUROPEAN DISTRIBUTOR BASE - INCLUDING KEY MARKET IN FRANCE

Key Points:

- **Norwood EyeCare expands European distribution network**
- **Key market – France – now has Epi-LASIK distributor**
- **New distribution partners are leading suppliers of eye surgery products**

Norwood Abbey Limited (ASX:NAL) subsidiary, **Norwood EyeCare,** the innovative ophthalmic devices company advises that as part of the global expansion of its ophthalmic product line it has appointed additional European distributors for its Norwood EyeCare Epi-LASIK system with EpiEdge™ (disposable separator).

Countries added to the already extensive network of distributors are France, Czech Republic, Slovakia, Norway and Sweden.

France is an important market which has almost 200 laser vision correction (LVC) centres with more than 100,000 procedures carried out in 2003.

Norwood's new distributors in Europe have placed initial orders for the system and the first patient surgeries have been successfully completed.

As previously stated, Norwood EyeCare utilised very strict selection criteria for the ideal distributor profile including:

- Existing portfolio of complimentary refractive surgery products
- "Best in class" in sales, marketing and technical support
- Well-established, strong reputation within the clinical community
- Breadth of market coverage in the specific country/region

In 2003 the worldwide ophthalmology market was US$17.8 billion of which LVC is a key subset. As stated in an ophthalmic industry report, in recent years LVC has witnessed a resurgence based on an improved economy and the introduction of wavefront-guided technology procedures that have allowed physicians to customise or individualise a patient's treatment.

For further information on Norwood EyeCare visit www.norwoodeyecare.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD ABBEY

Norwood Abbey Limited
ABN 20 085 162 456

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

27 May 2005

Dear Shareholder,

Enclosed is a Notice of Meeting and accompanying Explanatory Statement which details the business of an Extraordinary General Meeting of Norwood Abbey Limited to be held at Dingley International Hotel, 334 - 348 Boundary Road Dingley, Victoria at 10.00am on Thursday, 30 June 2005.

Over the past six months, the Company has completed a number of placements, including placements to three institutional investors in the United States as identified in the Explanatory Statement (**US Investors**). The Directors have now resolved to take advantage of the United States' interest shown in the Company to implement a further capital raising which may raise funds of up to A$6 million.

Details of how the funds received to date, together with the funds proposed to be raised, have been or will be used are set out in the Explanatory Statement.

ASX Listing Rule 7.1 precludes the Company from issuing new equity securities in excess of 15% of its capital in any 12 month period without the prior approval of shareholders in general meeting, subject to a number of exceptions.

ASX Listing Rule 7.4 provides that where a company in general meeting ratifies an issue of equity securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby enabling the Company to issue further securities without exceeding the 15% in 12 months limitation. As such, Shareholders are now being asked to ratify these previous issues of securities so that the Company has the flexibility to raise further capital (if determined appropriate) over the coming 12 months without the delay involved in the requirement to seek Shareholder approval.

Shareholders are also being asked to approve an additional issue of securities to the US Investors. If Shareholders ratify the prior issues of securities (**Resolution 1**), the proposed issue of securities to the US Investors will not breach the 15% limit set out in Listing Rule 7.1 and therefore Shareholder approval would not be required for the issue to proceed. Irrespective of the outcome of Resolution 1, Shareholder approval is being sought so that the Company's capacity to issue the maximum number of securities permitted by Listing Rule 7.1 without Shareholder approval is preserved. As a consequence, the Company will be able to take advantage of any opportunities as they arise and which are in the best interests of the Company to pursue.

In addition, Shareholders are being asked to approve an issue of options to non-executive Director Professor Ian Hunter. The options are proposed to be issued to Professor Hunter in recognition of his significant contributions to the Company's scientific research, which are not the subject of payments made to him in his capacity as a non-executive Director, as a member of the Company's scientific advisory board or otherwise recognised through the Company's contractual arrangements with MIT.

The Resolutions are set out in the Notice of Meeting and further details in respect of the Resolutions are included in the Explanatory Statement.

For the reasons set out in the Explanatory Statement, the non-associated Directors unanimously recommend approval of the proposed Resolutions.

If you cannot attend the Extraordinary General Meeting, you are strongly urged to complete the attached Proxy Form. The Proxy Form and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received as soon as possible and in any event by no later than 10.00am on Tuesday, 28 June 2005.

Yours sincerely



Peter Hansen
Executive Chairman

THIS IS AN IMPORTANT DOCUMENT

AND REQUIRES YOUR ATTENTION

If you are in any doubt as to how to deal with it, please consult your financial or other professional adviser.

NORWOOD ABBEY LIMITED
ACN 085 162 456

NOTICE OF EXTRAORDINARY GENERAL MEETING

and

EXPLANATORY STATEMENT

Notice is given that an Extraordinary General Meeting of Norwood Abbey Limited will be held at Dingley International Hotel, 334 - 348 Boundary Road Dingley, Victoria at 10.00am on Thursday 30 June 2005.

NORWOOD ABBEY LIMITED

ACN 085 162 456

NOTICE OF EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting of the members of Norwood Abbey Limited (**Company**) will be held:

- on Thursday, 30 June 2005;
- at 10.00am Melbourne time;
- at Dingley International Hotel, 334 - 348 Boundary Road Dingley, Victoria.

BUSINESS:

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

1. Resolution - Ratification of prior issues of securities

That, in accordance with the requirements of Australian Stock Exchange Listing Rule 7.4, Shareholders ratify the issue of the following securities:

Name	Date of issue	Shares issued at $0.46	Shares issued at $0.63	Options issued at $0.84[1]
CIBA Vision Corporation	4 January 2005		4,000,000	
Bevillesta Pty Ltd	18 January 2005		2,000,000	2,000,000
Rovno Pty Ltd	18 January 2005		2,000,000	2,000,000
Eastern Advisors LLC	29 March 2005	2,822,223		
Tiedemann Global Emerging Markets LLC	29 March 2005	4,233,333		
Indus Capital Partners LLC	29 March 2005	5,644,444		

1. Options expiring 30 September 2006 and otherwise on the terms set out in the Explanatory Statement attached to and forming part of this Notice of Extraordinary General Meeting.

2. Resolution - Approval of issue of securities

That, in accordance with the requirements of Australian Stock Exchange Listing Rule 7.1, Shareholders approve the issue by the Company of the following securities:

(a) 2,822,223 Shares to Easter Advisors LLC at $0.48 per Share;

(b) 4,233,333 Shares to Tiedemann Global Emerging Markets LLC at $0.48 per Share; and

(c) 5,644,444 Shares to Indus Capital Partners LLC at $0.48 per Share.

3. **Resolution - Issue of Options to non-executive Director Professor Ian Hunter**

That, in accordance with the requirements of Australian Stock Exchange Listing Rule 10.11, Shareholders approve the issue of 500,000 Options to non-executive Director Professor Ian Hunter, to subscribe for the same number of fully paid ordinary shares in the capital of the Company each at an exercise price of A$0.70 and otherwise on the terms set out in the Explanatory Statement, attached to and forming part of this Notice of Extraordinary General Meeting.

VOTING EXCLUSION STATEMENT

1. **Resolution 1**

The Company will disregard any votes cast on Resolution 1 by:

(a) any person who participated in the issue of securities; and

(b) an associate of any person who participated in the issue of securities.

However, the Company need not disregard a vote if:

(c) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions of the Proxy Form; or

(d) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

2. **Resolution 2**

The Company will disregard any votes cast on Resolution 2 by:

(a) any person who may participate in the proposed issue of securities and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed; and

(b) an associate of each such person.

However, the Company need not disregard a vote if:

(c) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions of the Proxy Form; or

(d) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

3. **Resolution 3**

The Company will disregard any votes cast on Resolution 3 by:

(a) Professor Ian Hunter; and

(b) his associates.

However, the Company need not disregard a vote if:

(c) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(d) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

DETERMINATION OF VOTING ENTITLEMENTS

The Company has determined, in accordance with regulation 7.11.37 of the *Corporations Regulations 2001* (Cth), that the Shares quoted on ASX at 7.00pm Melbourne time, Tuesday 28 June 2005 are taken, for the purposes of the Extraordinary General Meeting to be held by the persons who held them at that time. Accordingly, those persons are entitled to attend and vote (if not otherwise excluded) at the Extraordinary General Meeting.

PROXIES

1. A member entitled to attend and vote at the meeting has the right to appoint:

   (a) one proxy if the member is only entitled to one vote; and

   (b) one or two proxies if the member is entitled to more than one vote.

2. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints two proxies and the appointment does not specify the proportion or number of the member's votes, each proxy may exercise one half of the member's votes.

3. A proxy need not be a member of the Company.

4. The member or his or her attorney must sign the Proxy Form. Proxies given by corporations must be signed either under seal or under the hand of a duly authorised officer or attorney.

5. To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received as soon as possible and in any event no later than 10.00am on Tuesday, 28 June 2005. Proxies may be lodged by facsimile or mail to the following offices or facsimile numbers:

   Norwood Abbey Limited
   63 Wells Road
   Chelsea Heights VIC 3196
   Facsimile number: (03) 9782 7336

   OR

   Computershare Investor Services Pty Limited
   GPO Box 242
   Melbourne Victoria 3001
   Facsimile number: (03) 9473 2555

6. A Proxy Form accompanies this Notice of Extraordinary General Meeting.

DATED 27 May 2005

BY ORDER OF THE BOARD



Peter Hansen
Executive Chairman

THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

NORWOOD ABBEY LIMITED
ACN 085 162 456

EXPLANATORY STATEMENT

1. PURPOSE OF INFORMATION

The purpose of this Explanatory Statement (which is included in and forms part of the Notice of Extraordinary General Meeting dated 27 May 2005) is to provide Shareholders with an explanation of the business of the meeting and of the Resolutions to be proposed and considered at the Extraordinary General Meeting on 30 June 2005 and to assist Shareholders to determine how they wish to vote on each of the Resolutions.

Shareholders should read the full text of this Explanatory Statement before deciding how to vote.

Words or expressions used in this Explanatory Statement are defined below. Unless otherwise stated, all references to sums of money, '$' and 'dollars' are references to Australian currency.

2. DEFINITIONS

In this Explanatory Statement, the following terms have the following meanings:

ASX means Australian Stock Exchange Limited.

Company means Norwood Abbey Limited ACN 085 162 456.

Director means a director of the Company as at the date of this Explanatory Statement.

EGM means the Extraordinary General Meeting to be held on 30 June 2005.

Explanatory Statement means this explanatory statement which accompanies and forms part of the Notice of Meeting

Holder means the holder of an Option.

Listing Rules means the official listing rules of ASX from time to time.

Notice of Meeting means the Notice of Extraordinary General Meeting dated 27 May 2005 referred to in, and accompanying, this Explanatory Statement.

Option means an option to acquire, by way of issue, one Share in the capital of the Company.

Proxy Form means the proxy form attached to and forming part of the Notice of Meeting.

Resolution means a resolution referred to in the Notice of Meeting.

Share means a fully paid ordinary share in the Company.

Shareholders means the holders of Shares.

3. THE RESOLUTIONS

The Resolutions to be put before the meeting relate to the following matters:

(a) Ratification of prior issues of securities by the Company;

(b) Approval of a proposed issue of securities by the Company; and

(c) Approval of the proposed issue of 500,000 Options to non-executive Director Professor Ian Hunter.

Resolution 1 - Ratification of prior issue of securities

Summary of prior issues:

As announced to ASX on 4 January 2005, a total of 4,000,000 fully paid Shares at \$0.63 per Share were issued to CIBA Vision Corporation as set out in Resolution 1. The Shares were issued in partial satisfaction of the purchase price payable under the terms of asset purchase agreements entered into by the Company with CIBA Vision Corporation in April 2004.

As announced to ASX on 18 January 2005, a total of 4,000,000 fully paid Shares at \$0.63 per Share were issued to Bevillesta Pty Ltd and Rovno Pty Ltd (each related bodies corporate of the Beville Group) as set out in Resolution 1. In addition, 4,000,000 Options to acquire Shares in the Company, each exercisable at \$0.84 and expiring on 30 September 2006 were issued to Bevillesta Pty Ltd and Rovno Pty Ltd in the numbers set out in Resolution 1.

As announced to ASX on 29 March 2005, a total of 12,700,000 fully paid Shares were issued at \$0.46 per Share to Eastern Advisors LLC, Tiedemann Global Emerging Markets LLC and Indus Capital Partners LLC (each a **US Investor** and together the **US Investors**) in the numbers set out in Resolution 1. The issue of Shares to the US Investors is evidence of the continuing support for the Company in the US market, and forms part of the Company's strategy of attracting patient equity investors in the US market who understand the time frames associated with medical technology investment.

Shareholder Approval:

Listing Rule 7.1 precludes the Company from issuing new equity securities in excess of 15% of its capital in any 12 month period without the prior approval of Shareholders in general meeting, subject to a number of exceptions.

The issues of securities to each of the allottees as set out in Resolution 1 were within the 15% limit at the relevant time and therefore did not require the prior approval of Shareholders under Listing Rule 7.1

Listing Rule 7.4 provides that where a Company in general meeting ratifies an issue of equity securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby enabling the Company to issue further securities without exceeding the 15% in 12 months limitation. This will allow the Company to raise further capital without the delay involved in the requirement to seek prior Shareholder approval. Ratification of the prior issues of securities will enable the Company to take advantage of any opportunities as they arise and which are in the best interests of the Company to pursue.

Listing Rule 7.5 requires the following information about the Resolution to be given to Shareholders.

The number of securities allotted

A total of 16,700,000 Shares and 4,000,000 Options were issued as set out in Resolution 1.

The price at which the securities were issued

8,000,000 Shares were issued at $0.63 per Share. 12,700,000 Shares were issued at $0.46 per Share. 4,000,000 Options were issued each at an exercise price of $0.84.

The terms of the securities

Each Share was issued on the same terms and ranking equally in all respects with the existing ordinary shares in the Company then on issue.

Each Option entitles the Holder to subscribe for one Share. No amount is payable on the issue of the Options. Each Option may be exercised on or before 30 September 2006. An Option not exercised automatically expires.

Full terms of the Options are annexed to this Explanatory Statement as Annexure A.

The names of allottees or the basis on which allottees were determined

The allottees are detailed in Resolution 1.

The use or intended use of the funds raised

4,000,000 Shares were issued to CIBA Vision Corporation in partial satisfaction of the purchase price payable under the terms of the asset purchase agreements entered into by the Company with CIBA Vision Corporation in April 2004. The remainder of the Shares as set out in Resolution 1 were issued to raise additional working capital to assist in the funding of the Company and to meet recurring operating costs during 2005.

No funds were raised by the issue of the Options. Upon exercise of the Options, the Company will evaluate the best use of those funds at that time or otherwise apply them to working capital requirements.

A voting exclusion statement

A voting exclusion statement relating to Resolution 1 is included in the Notice of Meeting.

Effect of Shareholder Approval

If approved, Resolution 1 will ratify and approve the previous issue of a total of:

(a) 8,000,000 Shares issued at $0.63 each;

(b) 12,700,000 Shares issued at $0.46 each;

(c) 4,000,000 Options, each to subscribe for one Share and each exercisable at $0.84 expiring 30 September 2006.

Advantages to the passing of Resolution 1

Ratification of the issues of the Shares referred to above will enable the Company to raise more capital by the issue of additional securities in the future (if necessary), up to the 15% limit in Listing Rule 7.1, without the need to obtain for Shareholder approval. By taking this course, the Company will be well placed to readily take advantage of any opportunities as they arise.

Disadvantages to the passing of Resolution 1

The Directors do not believe that there are any disadvantages to Shareholders which arise from ratification of the issue of the securities the subject of Resolution 1.

Resolution 2 - Approval of issue of securities

Summary of proposed issues:

Additional agreements have been reached with the US Investors under which the Company (subject to obtaining Shareholder approval if required by law and otherwise in compliance with the Listing Rules), has offered to issue further securities to the US Investors in order to raise up to a further A$6 million.

Under the terms of these arrangements, the offers to the US Investors to subscribe for the securities are open and valid until 29 September 2005. If the US Investors do not accept the offer to subscribe for the securities by this date, the offers will automatically and immediately lapse.

Shareholder approval

Under Listing Rule 7.1, the prior approval of Shareholders is required to an issue of securities if the securities will, when aggregated with securities issued by the Company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Subject to the passing of Resolution 1, the proposed issue of Shares to each of the US Investors, as set out in Resolution 2, will not exceed the 15% limit set out in Listing Rule 7.1 and therefore does not require the approval of Shareholders. However, by approving the proposed issue of Shares for the purposes of Listing Rule 7.1, the Company will have maximum capacity under ASX Listing Rule 7.1 to issue additional securities in the future (if necessary), up to the 15% limit, without requiring Shareholder approval.

Listing Rule 7.3 requires the following information about the Resolution to be given to Shareholders:

Maximum number of securities to be issued or formula for calculating the number of securities the entity is to issue

The maximum number of Shares to be issued will be 12,700,000 (as set out in Resolution 2).

Date by which the entity will issue the securities

The Shares will be issued on or before 29 September 2005.

The issue price of the securities

The Shares will be issued at $0.48 per Share.

Name of allottees (if known) or the basis upon which allottees will be identified or selected

The allottees are detailed in Resolution 2.

Terms of the securities

The Shares to be issued are fully paid ordinary shares which will rank equally with all other existing Shares from the date of issue.

Intended use of funds raised

The funds raised pursuant to the issue of the Shares will be used to raise additional working capital to assist in the funding of the Company and to meet recurring operating costs during 2005.

Voting exclusion statement

A voting exclusion statement relating to Resolution 2 is included in the Notice of Meeting.

Effect of Shareholder approval

If approved, Resolution 2 will approve the issue of a total of 12,700,000 Shares issued at $0.48 per Share.

Advantages to the passing of Resolution 2

The issue of the Shares referred to above will enable the Company to issue additional securities in the future (if necessary), up to the 15% limit under Listing Rule 7.1, without requiring Shareholder approval.

Disadvantages to the passing of Resolution 2

The Directors do not believe that there are any disadvantages to Shareholders which arise from approval of the issue of the Shares the subject of Resolution 2.

Resolution 3 - Issue of Options to non-executive Director Professor Ian Hunter

Summary of proposed issue:

The Company proposes to issue Options to non-executive Director Professor Ian Hunter.

The Options are proposed to be issued to Professor Hunter in recognition of his significant contributions to the Company's scientific research, which are not the subject of payments made to him in his capacity as a non-executive Director, as a member of the Company's scientific advisory board or otherwise recognised through the Company's contractual arrangements with MIT.

Shareholder approval

Under Listing Rule 10.11, the Company must obtain the approval of Shareholders by ordinary resolution before it can issue securities to a related party or a person whose relationship with the Company or a related party is, in ASX's opinion, such that Shareholder approval should be obtained. Professor Ian Hunter, being a non-executive Director, is a related party of the Company. The proposed issue to Professor Ian Hunter therefore requires Shareholder approval under Listing Rule 10.11.

Listing Rule 10.13 requires the following information about the Resolution to be given to Shareholders:

Issuee/statement of relationship between Issuee and Company

The Options will be issued to Professor Ian Hunter, a non-executive Director.

Number of securities to be issued

500,000 Options will be issued.

Date of issue

The Options will be issued within 1 month after the date of the EGM.

Issue price and terms of issue

The exercise price per Option is $0.70.

The Options will expire on 31 December 2007.

The full terms of the Options are annexed to this Explanatory Statement as Annexure B.

Use of funds

No funds will be raised by the issue of the Options. Upon exercise of the Options, the Company will evaluate the best use of those funds at that time or otherwise apply them to working capital requirements.

Shareholders should note that the issue of the Options is separate to and is not part of the Company's Employee Option Plan. Also, Shareholder approval under Listing Rule 10.11 obviates the need for approval of the issue of the Options as an exception to Listing Rule 7.1.

Voting exclusion statement

A voting exclusion statement relating to Resolution 3 is included in the Notice of Meeting.

Effect of Shareholder approval

If Resolution 3 is approved, the Board will be authorised to issue 500,000 Options to non-executive Director Professor Ian Hunter on the terms and conditions set out in this Explanatory Statement (including Annexure B).

4. VOTING

You are urged to consider carefully all of this material, determine how you wish to vote and cast your vote accordingly.

Please refer to the voting exclusion statement in the Notice of Meeting.

5. RECOMMENDATIONS

5.1 Your Directors (excluding Professor Hunter who abstains from making a recommendation in relation to Resolution 3) recommend approval of the Resolutions and recommend that *eligible* Shareholders vote in favour of all of the Resolutions.

5.2 If Shareholders cannot attend the Extraordinary General Meeting they are urged to complete the attached Proxy Form. The Proxy Form and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received by 10.00am on Tuesday 28 June 2005, being not later than 48 hours before the time for holding the meeting.

6. QUERIES

If you have any queries about the Extraordinary General Meeting, the Resolutions to be put to the Extraordinary General Meeting or the proposals being considered, please contact the Company Secretary, Jeff Bell at Norwood Abbey Limited on 61 3 9782 7333.

DATED 27 May 2005

THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

ANNEXURE A

TERMS OF ISSUE OF OPTIONS UNDER RESOLUTION 1

Entitlement

Each option (**Option**) entitles the Holder to subscribe for one fully paid ordinary share in the capital of the Company.

Issue Price

No amount is payable on issue of the Options.

Exercise Price

The exercise price of each Option is A$0.84.

Option Period

Each Option may be exercised at any time before 30 September 2006. An option not exercised automatically expires on 30 September 2006.

Certificate

The Company must give each Holder a certificate or holding statement stating:

(a) the number of Options issued to the Holder;

(b) the exercise price of the Options; and

(c) the date of issue of the Options.

Participation rights, bonus issues, rights issues and reorganisations

Participation
A Holder is not entitled to participate in any new issue to existing shareholders of securities in the Company unless they have exercised their Options before the record date for determining entitlements to the new issue of securities and participate as a result of holding shares.

Notice of new issue
The Company must give a Holder, in accordance with the ASX Listing Rules, notice of:

(a) the proposed terms of the issue or offer proposed under clause 1; and

(b) the right to exercise their Options under clause 1.

Bonus issues
If the Company makes a bonus issue of shares or other securities to shareholders (except an issue in lieu of dividends or by way of dividend reinvestment) and no share has been

issued in respect of the Option before the record date for determining entitlements to the issue, then the number of underlying shares over which the Option is exercisable is increased by the number of shares which the Holder would have received if the Holder had exercised the Option before the record date for determining entitlements to the issue.

Pro rata issues
If the Company makes a pro rata issue of shares (except a bonus issue) to existing shareholders (except an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no share has been issued in respect of the Option before the record date for determining entitlements to the issue, the exercise price of each Option is reduced in accordance with the ASX Listing Rules.

Reorganisation
If there is a reorganisation (including consolidation, sub- division, reduction or return) of the share capital of the Company, then the rights of the Holder (including the number of Options to which each Holder is entitled to and the exercise price) is changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

Calculations and adjustments
Any calculations or adjustments which are required to be made under this clause will be made by the Board of the Company and will, in the absence of manifest error, be final and conclusive and binding on the Company and the Holder.

Notice of change
The Company must within a reasonable period give to each Holder notice of any change under this clause to the exercise price of any Options held by a Holder or the number of shares which the Holder is entitled to subscribe for on exercise of an Option.

Method of exercise of Options

1. **Method and payment**
To exercise Options, the Holder must give the Company or its share registry, at the same time:

(a) a written exercise notice (in the form approved by the board of the Company from time to time) specifying the number of Options being exercised and shares to be issued;

(b) payment of the exercise price for the shares the subject of the exercise notice by way of bank cheque or by other means of payment approved by the Company; and

(c) the certificate for the Options.

Exercise all or some Options

(a) A Holder may only exercise Options in multiples of 100,000 unless the Holder exercises all Options held by the Holder.

(b) Options will be deemed to have been exercised on the date the application is lodged with the directors of the Company.

Option certificates
If a Holder exercises less than the total number of Options registered in the Holder's name:

(a) the Holder must surrender their option certificate (if any); and

(b) the Company must cancel the option certificate (if any) and issue the Holder a new option certificate or holding statement stating the remaining number of Options held by the Holder.

Issue of shares
Within 10 days after receiving an application for exercise of Options and payment by a Holder of the exercise price, the Company must issue the Holder the number of fully paid ordinary shares in the capital of the Company specified in the application.

Ranking of shares issued on exercise of Options

Subject to the Company's constitution, all shares issued on the exercise of Options rank in all respects (including rights relating to dividends) pari passu with the existing ordinary shares of the Company at the date of issue.

No quotation

The Company will not apply to Australian Stock Exchange Limited for official quotation of the Options.

Governing law

These terms and the rights and obligations of Holders are governed by the laws of Victoria. Each participant irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Victoria.

ANNEXURE B

TERMS OF ISSUE OF OPTIONS UNDER RESOLUTION 3

Each option (**Option**) entitles the holder of the Option (**Holder**) to subscribe for and be issued one fully paid ordinary share (**Share**) in Norwood Abbey Limited ACN 085 162 456 (**Company**) on the terms and conditions set out below:

1.1 Subject to clauses 1.2 to 1.5 inclusive and 12, each Option is exercisable during the period commencing on the date the Company grants the Option and concluding at 5.00 pm (AEST) on 31 December 2007 (**Expiry Date**).

1.2 If:

(a) a takeover offer or a takeover announcement is made in respect of the Shares; and

(b) the takeover offer or offer pursuant to the announcement (as the case may be) is accepted by the holders of not less than 50% in number of the Shares,

all Options currently held by the Holder will become immediately capable of exercise.

1.3 If an offer for the Shares is made to the members of the Company under a scheme of arrangement which has been approved in accordance with the Corporations Act 2001 (Cth), all Options currently held by the Holder will become immediately capable of exercise within the period notified by the Company.

1.4 If the Holder ceases for any reason to be a director of the Company, all Options held by the Holder which have not vested will lapse.

1.5 The Company may, at its sole discretion, waive the conditions set out in clause 1.4. If so, then subject to clauses 1.2 and 1.3, which will continue to be applicable, the Holder will be entitled to exercise the Options notwithstanding that he/she may have ceased to be a director of the Company.

2. The Options may be exercised wholly or in part by giving notice in writing (**Notice of Exercise**) in the form provided to the Company at any time during the Option Period.

3. If the fully paid ordinary shares of the Company are listed on the Australian Stock exchange (**ASX**), the Company will apply to the ASX for, and will use its best endeavours to obtain, quotation or listing of all share(s) issued on the exercise of an Option within 10 business days (as defined in the Listing Rules of the ASX (**Listing Rules**)) of issue. The Company gives no assurance that such quotation or listing will be granted.

4. The exercise price for each Option is $0.70 (**Exercise Price**) and is payable immediately on exercise.

5. On receipt by the Company of the Notice of Exercise and payment of the Exercise Price, the Company must, within 14 business days (as defined in the Listing Rules), allot to the Holder one ordinary share in respect of each Option exercised by the Holder and despatch the relevant acknowledgment of issue as soon as is reasonably practicable.

6. Shares issued on the exercise of an Option will rank equally in all respects with the then existing issued ordinary fully paid shares in the Company and will be subject to the provisions of the constitution of the Company.

7. An Option does not confer the right to participate in any new issue of securities of the Company, unless the Holder has first exercised the Option.

8. No adjustment to the number of shares over which each Option exists and/or the Exercise Price will be made except in accordance with clause 9.

9. Adjustments to the number of shares over which Options exist and/or the Exercise Price will be made to take account of changes to the capital structure of the Company by way of pro rata bonus and cash issues as follows:

   (a) Pro-Rata Cash issues

   Where a pro-rata issue is made (except a bonus issue) to the holders of underlying securities, the Exercise Price of an Option may be reduced according to the following formula:

   $$O' = O - \frac{E[P-(S+D)]}{N+1}$$

   where:

   O' = the new exercise price of the Option.

   O = the old exercise price of the Option.

   E = the number of underlying securities into which one Option is Exercisable.

   P = the average market Price per security (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.

   S = the Subscription price for a security under the pro rata issue.

   D = the Dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).

   N = the Number of securities with rights or entitlements that must be held to receive a right to one new security.

   (b) Pro-Rata Bonus Issues

   If there is a bonus issue to the holders of the underlying securities, on the exercise of any Options, the number of shares received will include the number of bonus shares that would have been issued if the Options had been exercised prior to the record date for bonus issues. The Exercise Price will not change.

10. In the event of any reorganisation (including consolidation, sub-division, reduction or return) of the issued capital of the Company, the rights of the Holder including the number of Options or the Exercise Price or both shall be reorganised (as appropriate) to the extent necessary to comply with the Listing Rules of Australian Stock Exchange Limited applying to a reorganisation of capital at the time of the reorganisation.

11. It is not the intention of the Company to apply for quotation or listing of the Options on the ASX.

12. In the event of the liquidation of the Company, all unexercised Options will lapse.

13. Except for transfers to superannuation funds or trusts associated with and controlled by the Holder, the Options are not transferable except with the prior written consent of the Company. If the Options are transferred to superannuation funds or trusts associated with and controlled by the Holder or the Company consents to the transfer of the Options, the Company may impose any conditions on the transferee, including a condition that the transferee agree to be bound by the above terms and conditions, that it in its sole discretion determines to be appropriate.

14. Notices may be given by the Company to the Holder in the manner prescribed by the constitution of the Company for the giving of notices to the Shareholders of the Company.

N O R W O O D A B B E Y

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD RATIONALISES OPERATIONAL STRUCTURE

Key points:

- **Establishment of US Central Office in Boston, Massachusetts**
- **Maintenance of Head Office in Melbourne, Australia**
- **Significant reduction in fixed overhead costs of Devices Division**
- **All devices product research and development to be outsourced**
- **NASDAQ application expected third quarter**
- **Devices Division maintains forecast of profitability and cash flow positive on a monthly basis by December 2005**

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises further developments in its plans to increase its presence in the United States. The company intends to immediately establish a US Central Office in Boston, Massachusetts. This will facilitate interaction with key partners including Massachusetts Institute of Technology (MIT). It will also enable senior management to further foster relationships with primary supporting investors and investment bankers in the US.

As part of this increased presence in the US, Peter Hansen, Norwood's Executive Chairman and Jeff Bell, Chief Operating Officer will be relocating to the USA.

Head office, management and control of Norwood Abbey will remain in Melbourne Australia.

The company has also made the decision to outsource all future product research work in relation to the Devices Division to Boston and will be under the direction of Professor Ian Hunter of the BioInstrumentation Laboratory at MIT. This extends the existing relationship with Prof. Ian Hunter's world-class group. Future product development work will be undertaken by specialist Boston-based product development firms.

The above developments form part of the process for progressing the company's proposed NASDAQ listing. The current expectation is that the company's application for listing will be lodged during the third quarter of CY 2005. The company is awaiting US Securities and Exchange Commission (SEC) approval for the lodgment based upon the inclusion of a full financial year's accounts for the EyeCare division.

The effect of the restructuring and outsourcing will be a significant reduction in fixed overhead costs for the company. Initially, this will involve redundancies of some Australian-based staff.

It is anticipated that the restructuring strategy will result in overall cost savings of approximately $1.5 million on an annual basis.

The company will continue its endeavours to gain further recognition in the US market at both an operational and investor level. The recent placement to US institutions raising $5.8 million and the on-market purchase by a new US institution in the past week, are a strong endorsement of the company's strategy.

The Devices Division maintains its forecast of profitability and cash flow positive on a monthly basis by December 2005.

For further information on Norwood Abbey visit www.norwoodabbey.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

17|5



NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

AUSTRALIAN PATENT GRANTED FOR NORWOOD IMMUNOLOGY

Key Points:

- **Patent grants in Australia (patent number 779067).**
- **Granted claims are extensive and cover key aspects of the Immunology technology**

Norwood Abbey Ltd [ASX:NAL] advises that a further patent relating to its immunology technology has been granted in Australia, further strengthening Norwood's intellectual property position in the immunology area.

Norwood's immunology technology is based on the use of FDA approved GnRH analogue drugs to regenerate the thymus gland and enhance bone marrow function. This "re-boots" the body's immune system so it can produce new T cells, enabling patients to better respond to disease. GnRH analogue drugs include Lupron Depot® marketed by TAP Pharmaceutical Products, Inc, Norwood's US partner in the Immunology project.

The Australian Patent Office has granted Patent Number 779067– "Improvement of T cell Mediated Immunity" with 99 claims. The patent is broad and covers important aspects of the company's immunology program.

The main claims of Australian Patent Number 779067 relate to the use of a compound such as GnRH analogues for treating cancer, an infection, an immune dysfunction, an allergy, an autoimmune disease, a hypersensitivity disease or host-versus-graft disease. In particular, there are claims directed towards enhancing the immune response to combat infections such AIDS and Herpes. In addition, there are claims which relate to modifying or increasing T cells in a patient with depressed or abnormal T cell population or function.



NORWOOD ABBEY

Many aggressive cancer therapies can inadvertently damage the immune system and this can result in an increased risk of infection. The use of GnRH analogues to reduce these side effects is an important aspect of Norwood's immunology program and the granted patent includes claims directed toward this use.

The company is involved in clinical studies into enhancing the immune system of cancer patients. . As recently announced, the US FDA have accepted TAP's IND application for a clinical study of the immunological effects of Lupron in patients undergoing autologous Bone Marrow (BM) transplantation. This study follows on from Norwood's first clinical study in patients receiving a similar treatment; interim results of which were announced in December 2003.

The patent derives from PCT Application number AU00/00329 with a filing date of 17 April 2000 and a priority date of 15 April 1999. It has granted to Norwood Immunology Ltd, a subsidiary of Norwood Abbey Ltd.

For further information about Norwood, visit the company's websites at www.norwoodabbey.com and www.norwoodimmunology.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com